

January 28, 2011

Mr. Daniel Dror, CEO
Brenham Oil & Gas Corp.
601 Cien Street, Suite 235
Kemah, TX 77565-3077

> **Re:** **Brenham Oil & Gas Corp.**
> **Registration Statement on Form S-1**
> **Amendment 1 filed January 6, 2011**
> **File No. 333-169507**

Dear Mr. Dror:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1, Filed January 6, 2011

General

1. We remind you of prior comments 1 and 2 from our letter to you dated October 18, 2010.

2. Your amended registration statement appears to involve an attempt to commence a rescission offer. Prior comment 4 from our letter to you dated October 18, 2010, suggested that prior to taking any actions to address the staff's concerns regarding the spin-off distribution, we hoped you would first explain and provide us with proposed responsive disclosure. However, insofar as your amended Form S-1 now explicitly states that you have commenced a rescission offer that by its terms ends on January 31, 2011, it is imperative that your next filing make clear to investors the actual status of the offer, the terms of which have not yet been finalized. Counsel for the company indicated to the staff in a conversation on January 24, 2011, that nothing has been distributed and that contrary to the plain meaning of the disclosures in the amended registration statement, it was not the company's intention to commence a rescission offer. This needs to be made clear in the next filing.

3. If the company intends to register a rescission offer, the top of the front cover page of the prospectus should clearly so indicate.

4. A number of new or revised disclosures appear incorrect, incomplete, or require further explanation to ensure that your disclosure is accurate and complete. The following are examples of such disclosure, but the list is not intended to be exhaustive. Please address each item in your letter of response, and indicate precisely where responses to each element of each of our numbered comments may be found in the marked version of the amended Form S-1.

    *   "As a result of the spin-off, Brenham became a separate public company." Cover page.

    *   "The rescission offer will expire on January 31, 2011." Cover page.

    *   "In the event that any shareholders exercise their right of rescission, those shares subject to the rescission will be cancelled." Cover page.

    *   "We are offering to repurchase all 10,297,019 shares distributed…." Cover page.

    *   "The information in this prospectus is complete and accurate only as of the date of the front cover regardless…." Page 6.

5. It is unclear why you suggest that you are offering to "repurchase" shares, when all you have offered is to cancel shares. We will need to discuss with you in greater detail how you propose to address our prior comments regarding the spin-off distribution, as well as additional issues related to your revised disclosure. Please let Caroline Kim know when you will be available for that purpose.

6. We reissue prior comment 6 from our letter to you dated October 18, 2010. You currently only indicate that the sellers may be "deemed" to be underwriters.

7. We note your responses to prior comments 9(vii) and 34 with respect to Elkana Faiwuszewicz' affiliation with Brenham Oil. Given that American International Industries, Inc. remains the controlling shareholder and Mr. Faiwuszewicz is the brother of Brenham CEO, Daniel Dror, please provide the basis for your conclusions. In the alternative, please revise your disclosures accordingly.

Risk Factors, page 12

General

8. Please include appropriate risk factors pertaining to the spin-off dividend distribution and the proposed rescission offering.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 24

9. We reissue the second sentence of prior comment 11 from our letter to you, dated October 18, 2010.

Financial Statements for Fiscal Year Ended December 31, 2009

Note 4. Income Taxes, page 42

10. We note your statement that "There was no difference between the effective income tax expense and the computed "expected" federal income tax expense on earnings before income taxes." Please clarify for us what you mean by "expected" federal income tax expense. In this regard, the tax rate reconciliation contemplated by FASB ASC 740-10-50-12 specifies that a comparison should be made using the "domestic federal statutory tax rates."

Financial Statements for Fiscal Quarter Ended September 30, 2010

Note 3. Income Taxes, page 47

11. We note your statement that "At December 31, 2009, Brenham had federal income tax net operating loss ("NOL") carryforwards of approximately $125,000." Please explain to us why this disclosure seems to differ from disclosure on page 42, which states "There were no deferred tax assets or liabilities as of December 31, 2009 and 2008."

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 48

General

12. We have considered your responses to prior comments 26 and 27. However, we are unable to locate the additional discussion you indicate was added to your amendment filed on January 6, 2011. Please advise.

13. We note from the proposed disclosure you provided in response to prior comment 27 that your "executive officers have neither received any cash compensation nor any stock awards since inception through the current date." In light of this information, please explain to us the circumstances that resulted in your issuance of common stock in April 2010 to certain officers and directors for "services provided," as reflected in the table on page 61.

Other Expenses of Issuance and Distribution, page 60

14. We note you estimate total expenses related to this offering of approximately $38,000. Given you had only $6,057 in cash as of September 30, 2010, please tell us how you intend to pay for the expenses of this offering.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551- 3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878, or in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

CC: Richard Rubin
        Fax: (212) 658-9867